**VibeTech Enterprises LLC** (the "Company") a Wisconsin Limited Liability Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2018 & 2019

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
**VibeTech Enterprises LLC**

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**
As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
October 22nd, 2020
*Vincenzo Mongio*

**Statement of Financial Position**
*amounts in $USD*

| | Year Ended December 31, | |
|---|---|---|
| | **2018** | **2019** |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 9,657 | 19,170 |
| Prepaid Expenses | - | 3,300 |
| Security Deposits | 1,375 | 1,375 |
| Total Current Assets | 11,032 | 23,845 |
| Long-Term Assets | | |
| Patent Costs | 5,785 | 5,420 |
| Total Long-Term Assets | 5,785 | 5,420 |
| TOTAL ASSETS | 16,817 | 29,265 |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 260,400 | 186,372 |
| Credit Cards Payable | 64,114 | 74,840 |
| Short-Term Loans Payable | 61,500 | 11,300 |
| Total Current Liabilities | 386,014 | 272,512 |
| Long-Term Liabilities | | |
| Revenue Participation Notes | 411,943 | 595,716 |
| Convertible Notes | 21,183 | 250,040 |
| Accrued Interest-Loans | 151,604 | 231,114 |
| Orig Bridge Loans Payable | 170,000 | 170,000 |
| Note Payable - SAJ | 122,792 | 118,092 |
| Note Payable-THSC | 73,889 | 61,673 |
| WEDC Loan Payable | 135,832 | 135,832 |
| Due to Parent Company | - | 18,906 |
| Total Long-Term Liabilities | 1,087,243 | 1,581,373 |
| TOTAL LIABILITIES | 1,473,257 | 1,853,885 |
| EQUITY | | |
| Ownership Interests | - | 790,593 |
| Common Stock--Par Value $ .001 | 852 | - |
| Additional Paid in Capital | 789,741 | - |
| Accumulated Deficit | (2,247,033) | (2,615,213) |
| Total Equity | (1,456,440) | (1,824,620) |
| TOTAL LIABILITIES AND EQUITY | 16,817 | 29,265 |

## Statement of Operations

*amounts in $USD*

| | Year Ended December 31, 2018 | 2019 |
|---|---|---|
| Grant Proceeds | - | 45,000 |
| Sales | 5,400 | 40 |
| Total Revenue | 5,400 | 45,040 |
| Cost of Goods Sold | 220 | - |
| Gross Profit | 5,180 | 45,040 |
| Operating Expenses | | |
| Commissions on Revenues | 135 | - |
| Royalty Payments | 162 | 162 |
| Selling, General & Administrative | 79,822 | 86,258 |
| Professional Fees & Consulting | 57,869 | 206,988 |
| Software & Technology | 4,323 | 6,015 |
| Research & Development | 28,801 | 3,555 |
| Licenses | 5,740 | 6,040 |
| Amortization | 365 | 365 |
| Other Expenses | 2,545 | 3,952 |
| Interest Expenses | 85,644 | 99,885 |
| Total Operating Expenses | 265,406 | 413,220 |
| Net Operating Loss | (260,226) | (368,180) |

## Statement of Cash Flows

*amounts in $USD*

| | Year Ended December 31, 2018 | 2019 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net Income | (260,226) | (368,180) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Patent | 366 | 365 |
| Accounts Payable | (45,999) | (74,028) |
| Prepaid Rent | (1,100) | (3,300) |
| Credit Card Payable | (3,380) | 10,726 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | (50,113) | (66,237) |
| Net Cash provided by Operating Activities | (310,339) | (434,417) |
| FINANCING ACTIVITIES | | |
| Capital Stock Sales | 29,095 | - |
| Special Short-Term Notes | - | (50,200) |
| Revenue Participation Notes | 81,000 | 183,773 |
| Convertible Notes | 15,171 | 228,857 |
| Accrued Interest Payable | 41,794 | 79,510 |
| Instalment Notes | 152,249 | (16,916) |
| Due to Parent Company | - | 18,906 |
| Net Cash provided by Financing Activities | 319,309 | 443,930 |
| Cash at the beginning of period | 687 | 9,657 |
| Net Cash increase for period | 8,970 | 9,513 |
| Cash at end of period | 9,657 | 19,170 |

## Statement Changes in Shareholder Equity

**amounts in $USD except share amounts**

| | Common Stock (Par Value $.001) | | | LLC Ownership Interests | | | |
|---|---|---|---|---|---|---|---|
| | # of Shares | $ Amount | APIC | # of Shares | $ Amount | Accumulated Deficit | Total Owners' Equity |
| Beginning Balance at 1/1/2018 | 845,160 | 845 | 760,653 | - | - | (1,986,807) | (1,225,309) |
| Net Loss | | | | | | (260,226) | (260,226) |
| Stock Sales | 6,835 | 7 | 29,088 | | | | 29,095 |
| Ending Balance 12/31/2018 | 851,995 | 852 | 789,741 | | | (2,247,033) | (1,456,440) |
| Beginning Balance 1/1/2019 | 851,995 | 852 | 789,741 | | | (2,247,033) | (1,456,440) |
| Restructure to LLC Feb 1, 2019 | (851,995) | (852) | (789,741) | 981,995 | 790,593 | | - |
| Net Loss | | | | | | (368,180) | (368,180) |
| Ending Balance 12/31/2019 | - | - | - | 981,995 | 790,593 | (2,615,213) | (1,824,620) |

## Note 1 - Organization and Nature of Activities

VibeTech Enterprises LLC ("the Company") is a limited liability corporation formed under the laws of the State of Wisconsin. The Company derives revenue from the design, manufacture, and sale of medical equipment for use by individuals, nurses, and caregivers to provide therapeutic vibration to the body for the purpose of restoring and improving individual mobility. The company is headquartered in Sheboygan, WI. At December 31, 2019 the Company is solely owned by VibeTech, Inc., (also a Wisconsin company) whose only subsidiary is the Company.

The Company will conduct an equity crowdfunding capital raise during the fourth quarter of 2020 for the purposes of raising operating capital.

## Note 2 - Summary of Significant Accounting Policies

*Basis of Presentation*

The financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The company has no interest in variable interest entities.

*Use of Estimates*

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

*Patent Costs*

The Company capitalizes the registration costs for its patent portfolio. All other costs leading to registration as well as patent renewal and maintenance costs are expensed as incurred.

*Income Taxes*

The Company is an LLC and is taxed as a partnership, with all taxable income or loss passed through to its members annually, in proportion to their ownership percentage. State income taxes are levied by WI where the company is domiciled.

## Note 3-Debt

*Future Equity Obligations*

At December 31, 2019 the Company owed $250,040 in Convertible Notes. The notes generally allow for holders to elect conversion upon new cash equity investment of $100,000 or more. Mandatory conversion is triggered for $123,370 of the Convertible Notes upon $300,000 new cash equity investment and required for $126,670 of the Convertible Notes upon $500,000 new cash equity investment. Interest rates are generally at 4%. All notes were issued with a 2 year maturity, and as of December 31, 2019, $126,670 of the Convertible Notes are past due. No note holders indicate any intention of initiating collection actions. As discussed further in the Subsequent Events note, the Company will attempt to raise capital through

Equity Crowdfunding in the fourth quarter of 2020, which, if successful, will trigger mandatory conversion of all the Convertible Notes plus accrued interest.

*Revenue Participation Loans*

At December 31, 2019 the Company owed $595,716 in Revenue Participation Loans ("RPNs"). RPNs are unsecured, repaid by an allocation of each future revenue dollar (ranging from 2% to 7%), up to a final maturity date of 8 years following issuance. The earliest maturity date is 2026. In lieu of a stated interest rate, the repayment amount is stated as a multiple of the original loan amount. Multiples range from 2.5X for the earliest RPNs down to 1.5X for those dated 12-31-19. Total contracted repayments are $1,305,518 of which $116,250 relate to cash loans to the Company and the balance relates to deferred compensation for Company staff.

*Original Bridge Loans Payable*

At December 31, 2019 the Company owed $170,000 to five individuals who made early loans to support the Company's development. These unsecured loans are all past due although no holder has indicated any intention to initiate collection actions. Interest rates are generally at 20% simple, and total accrued interest on these loans is $154,864 at December 31, 2019. Terms allow that upon repayment of the principal, the holder has 2 years to exercise warrants to invest the principal amount in newly issued stock at 80% of the then current fair market stock price and to acquire a Revenue Participation Note in the same amount at a 1.8X multiple. The note holder may exercise either, both, or neither warrant. These notes were partially restructured subsequent to December 31, 2019. See Subsequent Events below.

*Notes Payable – SAJ and THSC*

These notes are instalment notes, each secured by a security interest in a VibeTech device. At December 31, 2019, the notes are past due but neither creditor has threatened collection action. The SAJ note was restructured subsequent to December 31, 2019. See Subsequent Events below.

*WEDC Loan Payable*

This note to Wisconsin Economic Development Corporation ("WEDC") is past due and is secured by a General Business Security Agreement on all assets of the Company. WEDC has not threatened any collection action. The Company plans to reset this loan following the Equity Crowdfunding in the fourth quarter of 2020.

## Note 4 - Contingencies, Compliance Laws, and Regulations

The Company is currently not involved with or knows of any pending or threatening litigation against the Company or any of its officers. Further, the Company is complying with all relevant laws and regulations to the best of it's knowledge.

## Note 5 – Owners' Equity

The company has authorized 2,000,000 shares of Ownership Interests of which 981,995 shares were issued and outstanding at December 31, 2019. The Founder and CEO holds 62.8% of the authorized, issued, and outstanding shares. No other shareholder maintains greater than 10% of the fully diluted stock of the Company as of December 31, 2019 nor as of the date of this report.

## Note 6 - Related Party Transactions

At December 31, 2019, the Founder/CEO and the CFO hold Convertible Notes totaling $2,500 for a cash loan, Revenue Participation Notes totaling $335,243 for deferred compensation, and Original Bridge Notes totaling $25,000 for a cash loan. Terms are similar to all other note holders.

A daughter of the CFO holds a Convertible Note totaling $30,000 for a cash loan, a Revenue Participation Note totaling $25,000 for a cash loan, and an Original Bridge Note totaling $25,000. Terms are similar to all other note holders.

The two principal officers of the Company, the CEO and CFO, collectively were paid $18,400 in 2019 and $39,950 in 2018.

## Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 14, 2020, the date these financial statements were available to be issued.

*Equity Crowdfunding Capital Raise*

The Company plans to initiate an Equity Crowdfunding capital raise under SEC Reg CF around mid-October 2020 with a target of $1,070,000. A raise of $300,000 will trigger conversion of approximately 54% of total convertible debt and related accrued interest and a raise of $500,000 will trigger conversion of 100% of total convertible debt and related accrued interest.

*Convertible Debt*

The company has issued additional unsecured convertible notes and restructured others since December 31, 2019, on terms similar to earlier convertible notes, resulting in $222,246 outstanding as of September 30, 2020, plus accrued interest of $26,895. If the Company consummates a Qualified Financing (as defined in the agreement), all of the obligations under the notes shall be converted into shares of Ownership Interests, and such shares shall have the same terms and conditions as those issued to the investors in the Qualified Financing. The number of shares that shall be issued to the Holder shall be determined by dividing the obligations due by eighty percent (80%) of the price per share paid by the other investors in such Qualified Financing ("Conversion Price").

*Original Bridge Loans Payable*

Since December 31, 2019, $97,500 of this debt and $96,679 of related accrued interest as of December 31, 2019 has been converted to newly issued shares of Ownership Interests. The remaining notes have been reset to current status on basically the same terms.

*Short Term Loans Payable*

A short-term loan and some related accrued interest in the total amount of $16,503 as of December 31, 2019 has also been converted to shares of Ownership Interests since then.

*Estimated Note Maturities for Next Five Years, Assuming Successful Crowdfunding Raise, Existing and Expected Note Conversions to Equity, and Reset of Past Due Notes*

2020 - $ 2,650
2021 - $ 69,219
2022 - $114,623
2023 - $ 98,028
2024 - $ 61,754

## Note 8 - Risks and Uncertainties

Like all businesses, the Company is subject to many risks and uncertainties, some significant of which are described as follows:

*COVID 19*

The Company has not been materially negatively impacted by COVID 19. However, the sales strategy of the Company calls for significant selling efforts into eldercare institutional businesses—primarily skilled nursing facilities, of which many have been adversely affected by COVID 19, and therefore it may be more difficult to attain sales traction at the rates expected.

*Product Knockoffs*

The Company's integrated patent portfolio is a major competitive advantage. However, in the event of a significant patent infringement incident, the Company has limited resources of its own to fight an infringement case and may lose market share.

*Insufficient Capital*

If the Company is unable to raise sufficient capital, it may be impossible to create the customer fulfillment capabilities necessary to establish a solid beachhead in the marketplace.

*Key Personnel Loss*

The Founder/CEO is the key to the team and a loss of his services would be a major detriment to the Company's prospects.

*Inadequate Contract Manufacturing Capabilities*

The need to sole-source the contract manufacturing and other key suppliers at this stage of the Company's development increases the risk of inventory supply interruptions.

*Inability to Gain Marketplace Acceptance*

The Company's technology and products are completely new solutions to improving physical mobility, not incremental improvements to existing methods. The Company needs to provide sufficient initial and continuing evidence and education through clinical studies and other research methods to convince the marketplace of the Company's value proposition.

## Note 9 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time if they cannot raise the necessary funds until revenue is generated. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.